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                 June 28, 2023

       William Smith, Jr.
       Chief Executive Officer
       Smith Micro Software, Inc.
       120 Vantis, Suite 350
       Aliso Viejo, CA 92656

                                                        Re: Smith Micro
Software, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 22, 2023
                                                            File No. 333-272827

       Dear William Smith:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Mitchell Austin, Staff
       Attorney, at (202) 551-3574 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Brian Novosel